SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 3 )*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                David J. Hegarty
                     Health and Retirement Properties Trust
                                400 Centre Street
                                Newton, MA 02158
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No. 44106M 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------




1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Health and Retirement Properties Trust  I.R.S. ID No. 04-6558834
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           00
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       4,000,000
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING
          PERSON            9          SOLE DISPOSITIVE POWER
           WITH
                                       4,000,000
                            10         SHARED DISPOSITIVE POWER


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.7%
14         TYPE OF REPORTING PERSON*

           00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 44106M 10 2                                          Page 3 of 5 Pages
---------------------                                          -----------------




1          NAMES OF REPORTING PERSONS
           OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           HRPT Advisors, Inc.  I.R.S. ID No. 04-2932507
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       280,526
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        280,526
                            10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           280,526
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No. 44106M 10 2                                          Page 4 of 5 Pages
---------------------                                          -----------------



         The persons filing this amendment are Health and Retirement Properties Trust, a Maryland real estate investment trust ("HRP"), and HRPT Advisors, Inc., a Delaware Corporation ("Advisors"). Terms used in this amendment without definition are used as defined in the Schedule 13D to which this amendment relates (the "Schedule").

Item 5. Interest in securities of the issuer.

         Through December 31, 1997, Advisors was HRP's investment advisor and as such could, under applicable regulatory definitions, have been deemed to owned beneficially HRP's 4,000,000 Shares. As previously disclosed in this Schedule, Advisors expressly disclaimed any beneficial ownership of HRP's 4,000,000 Shares. Effective January 1, 1998, the advisory agreement between Advisors and HRP was terminated, and Advisors ceased to be HRP's investment advisor. Accordingly, the basis on which Advisors may have been deemed to own HRP's 4,000,000 Shares no longer exists. Advisors continues to own directly 280,526 Shares, or 0.7% of the issued and outstanding Shares.

Item 7.  Material to be filed as exhibits.

         The  following  documents  is filed  as an  additional  exhibit  to the
Schedule:

         7. Termination dated March 30, 1998 of Joint Filing Agreement dated September 1, 1995.

                                 SCHEDULE 13D/A


CUSIP No. 44106M 10 2                                          Page 5 of 5 Pages
---------------------                                          -----------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 1998                    HEALTH AND RETIREMENT PROPERTIES TRUST



                                  By: /s/ Ajay Saini
                                     Title: Ajay Saini, Treasurer and Chief
                                                Financial Officer



March 30, 1998                    HRPT ADVISORS, INC.



                                  By: /s/ Thomas M. O'Brien
                                    Title: Thomas M. O'Brien, Vice President